Katayun I. Jaffari Phone: (215) 972-7161 Fax: (215) 972-1926 kjaffari@saul.com www.saul.com

November 20, 2008

Via EDGAR

Attn: Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	TelVue Corporation

Form 10-KSB

Filed March 29, 2008

File No. 0-17170

Dear Mr. Spirgel:

On behalf of TelVue Corporation (“TelVue”), we are submitting TelVue’s response to the comment made by the staff in your letter dated November 6, 2008 relating to TelVue’s Form 10-KSB, filed March 29, 2008 (File No. 0-17170) (the “Form 10-KSB”). Below is the staff’s comment (in bold), and TelVue’s response to such comment. Per my conversation with Mr. Joseph M. Kempf, TelVue has filed this correspondence as well as an amendment to the Form 10-KSB today with the Securities and Exchange Commission via EDGAR.

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1.

The report of your independent registered public accounting firm is unsigned and does not indicate the location from which it was issued. Please amend to include an auditor’s report that is signed and indicates the city and state where issued, in accordance with Rule 2-02(a)(2) and (3) of Regulation S-X.

Please be advised that the failure to indicate a signature as well as the location from which it was issued on the auditor’s report was an inadvertent technical error. Accordingly, TelVue has amended its Form 10-KSB as requested.

Centre Square West • 1500 Market Street, 38th Floor • Philadelphia, PA 19102-2186 Phone: (215) 972-7777 • Fax: (215) 972-7725
DELAWARE MARYLAND NEW JERSEY NEW YORK PENNSYLVANIA WASHINGTON, DC
A DELAWARE LIMITED LIABILITY PARTNERSHIP

Mr. Larry Spirgel

November 20, 2008

TelVue hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions concerning this filing, please do not hesitate to contact the undersigned at 215-972-7161.

Sincerely,

/s/ Katayun I. Jaffari

Katayun I. Jaffari

Cc:	Joseph M. Murphy, President and Chief Executive Officer, TelVue Corporation John M. Fell, Controller, TelVue Corporation